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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           Schedule 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)


                    Hydron Technologies, Inc.
       ____________________________________________________
                         (Name of Issuer)


                  Common Stock, $0.01 par value
       ____________________________________________________
                  (Title of Class of Securities)



                            449020106
       ____________________________________________________
                          (CUSIP Number)

                             Copy to:

                       Lawrence A. Kletter
                 Eckert Seamans Cherin & Mellott
               One International Place, 18th Floor
                        Boston, MA  02110
                          (617) 342-6855
       ____________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        September 18, 1997
       ____________________________________________________
               (Date of Event which Requires Filing
                        of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  [ ]

                           SCHEDULE 13D


CUSIP No. 449020106


1.  Name of Reporting Person:  Victor N. Grillo
    I.R.S. Identification No.:  ###-##-####

2.  Check the Appropriate Box if a Member of a Group (a) [  ]   (b) [  ]

3.  SEC Use Only

4.  Source of Funds:   00

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant To Items 2(d) or 2(e) [  ]

6.  Citizenship or Place of Organization:  United States

Number of      7.  Sole Voting Power:            1,000,000
 Shares
Beneficially   8.  Shared Voting Power:              - 0 -
 Owned by
   The         9.  Sole Dispositive Power:       1,000,000
Reporting
 Person       10.  Shared Dispositive Power:         - 0 -
  With

11.   Aggregate Amount Beneficially Owned by the
      Reporting Person:                          1,000,000

12.   Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares [  ]

13.   Percent of Class Represented by Amount in Row (11):  4.03%

14.   Type of Reporting Person:  IN

Item 1.  Security and Issuer.

The title of the class of equity securities to which this
Schedule 13D relates is the common stock, $0.01 par value (the "Common Stock"), of Hydron Technologies, Inc. (the "Company"). The Company's principal executive offices are located at 1001 Yamato Road, Suite 403, Boca Raton, Florida 33431.


Item 2.  Identity and Background.

This statement is being filed by Victor N. Grillo ("Grillo" or the "Reporting Person"), a United States citizen, whose business address is 150 East Palmetto Park Road, Suite 700, Boca Raton, Florida 33432. Grillo's principal occupation is President of DTR Associates, Inc. ("DTR").

During the past five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

On July 19, 1996, the Company granted to DTR an option to purchase 1,500,000 shares of Common Stock at a purchase price of $.01 per share (the "DTR Option") in exchange for DTR agreeing to terminate its rights to receive royalty payments in return for the DTR Option. On January 3, 1997, DTR exercised options to purchase 1,500,000 shares of Common Stock of the Company at a purchase price of $.01 per share. The 1,500,000 shares of Common Stock received pursuant to the exercise of the options by DTR were assigned to Grillo. The source of funds for the purchase of the Common Stock pursuant to the exercise of the DTR Option was from the working capital of DTR.


Item 4.  Purpose of Transaction.

The purchase of the Common Stock to which this statement relates was effected for the purposes of investment. The Reporting Person has no present plans or proposals to change the Company's business, corporate structure, capitalization, management or dividend policy.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals which relate to or would result in any of the following (although the Reporting Person reserves the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto):




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(i) the acquisition by any person of additional securities of the
Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(x) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of Issuer.

As of November 25, 1997, Grillo beneficially owns and has sole voting and dispositive power with respect to 1,000,000 shares of Common Stock representing approximately 4.03% of the Common Stock outstanding.

The date of sale, number of shares sold and share price for each of the sales of stock made by Grillo from March 24, 1997 through September 18, 1997 are indicated on Exhibit A attached hereto. Except as described on Exhibit A, no transactions in Common Stock were effected during the past 60 days by the Reporting Person.
On September 18, 1997 Grillo sold 26,000 shares of Common Stock at a price of $1.012 per share in the open market, and ceased to be a beneficial owner of 5% or more of the Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to securities of the Company, including but not limited to transfer or voting of any of the securities finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.




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Item 7.  Material to be Filed as Exhibits.

A. List of Stock Sale Transactions by Grillo from March 24, 1997 through September 18, 1997.


Signatures.

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 25, 1997                  /s/ Victor N. Grillo
__________________                 __________________________
     Date                          Victor N. Grillo




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                            EXHIBIT A
                          _____________

         Sales of Shares of Hydron Technologies, Inc. by
 Victor N. Grillo from March 24, 1997 through September 18, 1997
 _______________________________________________________________

                                           PRICE PER
  DATE SOLD    NUMBER OF SHARES SOLD         SHARE
  _________    _____________________       _________

   03/24/97           10,000                $1.625

   04/01/97            2,000                $1.625
   04/02/97            2,000                $1.625

   04/03/97           11,000                $1.500

   04/14/97            2,000                $1.577
   04/14/97            1,000                $1.637

   04/14/97            1,000                $1.633

   04/16/97            4,000                $1.697
   04/16/97            1,000                $1.693

   04/28/97            5,000                $1.500

   04/29/97            5,000                $1.438
   04/30/97           15,000                $1.312

   04/30/97            3,000                $1.250

   04/30/97            2,000                $1.437
   05/01/97            5,000                $1.500

   05/02/97           60,000                $1.187

   05/28/97           10,000                $1.437

   06/06/97           10,000                $1.437
   06/09/97           16,000                $1.562

   06/11/97            4,000                $1.623

   06/18/97          200,000                $1.687
   09/16/97           12,000                $1.030

   09/16/97            5,000                $1.062

   09/17/97           28,000                $1.012
   09/18/97           26,000                $1.012
